SampleServe, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Cash flows from operating activities:		
Net loss	$ (1,025,698)	$ (500,018)
Depreciation expense	10,437	1,318
Amortization expense	284,990	142,400
Changes in operating assets and liabilities:		
Note Receivable	-	87,268
Capitalized Financing Cost	(12,500)	-
Payroll taxes payable	16	
	-	-
Net cash used in operating activities	(742,755)	(269,033)
Cash flows from investing activities		
Web Site Development	(558,461)	(94,862)
CAPEX	(41,323)	(9,313)
Net cash used in investing activities	(599,784)	(104,175)
Cash flows from financing activities:		
Proceeds from issuance of preferred stock	950,001	681,485
Proceeds from Loan 1	36,000	-
Proceeds from Loan 2	65,000	-
Net cash provided by financing activities	1,051,001	681,485
Net cash increase (decrease) for period	(291,539)	308,277
Cash at beginning of period	317,321	9,044
Cash at end of year	$ 25,783	$ 317,321
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ 31,852	$ 59,897
Non-cash Financing Activities		
Conversion of note into preferred stock	$ 300,000	$ 50,626